November 14, 2005

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Attention:	Pamela A. Long
Mail Stop 7010

Re:	FortuNet, Inc.
Amendment No. 1 to Form S-1
Filed October 27, 2005
File No. 333-128391
Dear Ms. Long:
     With respect to the above-captioned filing, this letter responds to the comments set forth in your letter dated November 9, 2005. An Amendment No. 2 to Form S-1 is also filed in response to these comments. We will provide marked copies of the amendment to assist in your review.
     The paragraph numbers correspond to the paragraph numbers of the comments in your November 9 letter. For your convenience, we have set forth your comments in this letter with response below.
General
1.	You are reminded to provide us with all the OpenIPO auction process materials, including screen shots and the text of any communications the underwriter(s) propose to use in the electronic distribution, as well as a copy of the artwork to be used in the prospectus.

RESPONSE:

Copies of all of the OpenIPO auction process materials, including screen shots and the text of communications that the underwriter proposes to use in the electronic distribution, will be provided when these materials become available. The artwork to be included in the front cover of the prospectus is being provided with the marked copies of this Amendment No. 2.

Securities and Exchange Commission November 14, 2005 Page 2
Prospectus Summary- page I
The Offering, page 2
OpenIPO page 2
2.	As previously requested, please revise to provide a brief description of the OpenIPO procedures. We note your disclosure that the OpenIPO auction differs from methods traditionally used in underwritten public offerings and requires investors to act at various points in the process. Since you must provide a summary of key information about the offering where information in the prospectus is complex or lengthy, we believe that a brief summary of the information appearing on page 75 through 81 about the OpenIPO procedures would be helpful to investors, some of whom may be unfamiliar with this process. Note that summary disclosure is intended to be brief and should not contain and is not required to contain all of the information in the prospectus.

RESPONSE:

A brief description of the OpenIPO auction has been added to the Prospectus Summary at pages 2 and 3.
Risk Factors, page 5
3.	Many of your risk factor headings merely state a fact without specifying the resulting risk. For example, we note the following headings:
•	We are dependent on our senior employees and other personnel.
•	We may need additional financing.
•	We may not be able to extend our facility lease.
•	Shares of our common stock are relatively illiquid.
This is not intended to be an exhaustive list and you should review each risk factor heading and revise them as necessary to clearly specify the risk.

RESPONSE:

All risk factors headings, as appropriate, have been revised to clarify the risk associated therewith. See pages 6 through 24.

Securities and Exchange Commission November 14, 2005 Page 3
The closing of this offering is conditioned upon our receipt..., page 20
4.	We note your response to prior comment 17 and the statement that the closing of this offering is contingent upon receiving “this investment”. Please clarify the investment to which you are referring.

RESPONSE:

The term “investment” was a typographical error and has been corrected to “exemption.” See page 22.
Internal Control Deficiencies, page 32
5.	We note the two significant deficiencies disclosed. Please clarify whether management believes that the steps taken have cured both deficiencies or whether additional steps or actions are necessary to remediate both deficiencies. If additional actions are necessary, please describe the actions to be taken and state when management anticipates the remediation will be completed.

RESPONSE:

The discussion under the “Internal Control Deficiencies” section has been modified in response to this comment. See page 34.
Results of Operations, page 33
6.	We note your response to our comment 23. It is unclear to us how separately quantifying the impact on revenue from changes in the overall installed base of systems at customer locations “would be unreliable at best and misleading at worst to draw and provide any conclusions about the impact on revenue from changes in the overall installed base of systems.” As we noted previously, you disclose that increases in your overall installed base increases revenues without substantially increasing costs. Therefore, a reader of your financial statements would expect your gross profit to be affected differently based on whether revenue changes were caused by changes in your customer base versus changes in the overall installed based of systems. Refer to Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Securities and Exchange Commission November 14, 2005 Page 4
RESPONSE:

The discussion under the “Results of Operations” section has been modified in response to this comment. See page 39.

7.	We note your expanded analysis for cost of revenue for the year ended December 31, 2004 to the year ended December 31, 2003 in response to our comment 24. Please revise your cost of revenue analysis for the nine months ended September 30, 2005 and September 30, 2004 and the year ended December 31, 2003 to December 31, 2002 in a similar manner to quantify the amounts related to each of the factors that are disclosed.

RESPONSE:

The “Cost of Revenue” sections for the periods in question have been modified in response to this comment. See pages 36 and 38.
Research and Development, page 50 and Production Costs, page 37
8.	We note your response to our comments 72 and 73 that your quarterly results of operations in the MD&A has been expanded to address our comments related to your accounting for new hardware for testing and development and software development as well as your purchase of manufacturing tools. However, your discussion does not address how you have accounted for these costs and the appropriateness of such accounting. Please revise your financial statements to provide an accounting policy for these costs. Specifically address the notion of alternative future uses for these purchased tools as contemplated in paragraph 11a of SFAS 2 with regard to your research and development costs.

RESPONSE:

Footnote 1 of the financial statements has been expanded in response to this comment. See page F-8.
Customer Support, page 51
9.	Your response to our comment 75 is unclear to us. Paragraph 7b of FIN 45 states that a guarantee for which the underlying is related to the performance (regarding function, not price) of nonfinancial assets that are owned by the guaranteed party are not subject to the initial recognition and initial measurement provisions of this Interpretation but are subject to its disclosure requirements. Therefore, please provide the warranty disclosures required by paragraph 14 of FIN 45.

Securities and Exchange Commission November 14, 2005 Page 5
RESPONSE:

FortuNet is not required to provide on-site maintenance. FortuNet does not provide any warranty or guaranty to its customers. The discussion at page 53 has been expanded to clarify these points. FortuNet does not enter into finance or sales type leases with its customers. The discussion at page 33 has been expanded to clarify this issue.
Expanding marketing efforts beyond Nevada, page 45
10.	Revise this section to clarify, if true, that except for certain niche markets, jurisdictions outside of Nevada do not permit traditional casino games to be played via mobile gaming devices and that in order for you to market such products, jurisdictions outside of Nevada would have to pass similar laws and you would most likely be subject to similar regulatory licensing requirements in each jurisdiction.

RESPONSE:

The discussion under the “Growth Strategy-Expand marketing efforts beyond Nevada” section has been modified in response to this comment. See page 47.

11.	We note you use the phrase “certain niche markets” throughout the prospectus. Please revise to clarify the meaning of that phrase.

RESPONSE:

The references to this phrase have been modified in response to this comment. See pages 1, 16, and 31.
Individual Licensing Requirements, page 54
12.	Please revise this section to disclose that the licensing process for officers requires a simultaneous determination of suitability. In this regard, we note your response to prior comment 37.

RESPONSE:

Securities and Exchange Commission November 14, 2005 Page 6
The discussion under the “Individual Licensing Requirements” section has been expanded in response to this comment. See pages 56 and 57.
Requirements for Beneficial Securities Holders, page 55
13.	We note your response to prior comment 36. Please revise this section to clarify that an exemption from the licensing requirements does not have the effect of exempting a beneficial owner from a suitability determination. In this regard, we note the second paragraph of this section.

RESPONSE:

The discussion under the “Requirements for Beneficial Securities Holders” section has been modified in response to this comment. See page 57.
Management, page 61
14.	We note your response to prior comment 41 and that you intend to name an additional director in the next amendment. Please include a consent of any additional person about to become a director as required by Rule 438 of Regulation C.

RESPONSE:

Mr. Jacobs has agreed to serve as FortuNet’s sixth director and a consent from the newly named director has been filed with this Amendment No. 2.

15.	Revise this section to include the information that belongs in each of the blanks left in the director biographies.

RESPONSE:

The required information has been provided in response to his comment. See pages 64 through 66.

16.	Revise the biography for Mr. Arthur Schleifer, Jr. to clarify his business activities for the past five years.

Securities and Exchange Commission November 14, 2005 Page 7
RESPONSE:

Professor Schleifer retired from active teaching in 1998 and retains the title of Professor Emeritus at Harvard Business School. The discussion at page 64 has been clarified.
Board of Directors, page 62
17.	We note that the board will consist of six directors. Please revise this section to state how a vote will be determined in the event of a tie between the directors voting on taking corporate action.

RESPONSE:

The discussion under the “Board of Directors” section has been modified in response to this comment. See page 65.
Board of Directors, page 62
Committees, page 63
Audit Committee, page 63
18.	We note the statement that “All of the members of the Audit Committee will be financially literate.” Please revise to clarify what you mean by “financially literate”. For example, do you mean that they will be audit committee financial experts within the meaning of Item 401(h)(2) of Regulation S-K?

RESPONSE:

The discussion under the “Board of Directors-Committees-Audit Committee” section has been modified in response to this comment. See page 65.
Principal Stockholders, page 68
19.	Footnotes 6 and 7 to the beneficial ownership table state that the calculations exclude any restricted shares to be issued to certain individuals upon completion of the offering. Please be advised that any shares that individuals have the right to receive within 60 days should be included in the amount of shares beneficially owned. Please revise accordingly. See Exchange Act Rule 13d-3(d)(1)(i).

Securities and Exchange Commission November 14, 2005 Page 8
RESPONSE:

The beneficial ownership table and the calculations therein have been modified in response to this comment. See page 70.
Certain Relationships and Related Transactions, page 69
20.	As previously requested, discuss the advisory services provided to you by Spiegel Partners, LLC.

RESPONSE:

A discussion of the advisory services provided by Spiegel Partners, LLC has been included in the “Certain Relationships and Related Transactions” section. See page 71.

21.	Please revise to explain the purpose of the monthly contingent fee.

RESPONSE:

There is no purpose for the monthly contingent fee other than to compensate Spiegel Partners, LLC for services. A statement that the contingent fee will be repaid if FortuNet does not complete its initial public offering has been added to clarify the terms of the contingent fee. See page 71.

22.	It appears that pursuant to the Capital Markets Consulting Agreement the company entered into with Spiegel Partners, LLC, the company is required to pay expenses incurred by Spiegel during the agreement. Revise this section to disclose the amount of expenses paid by the company thus far.

RESPONSE:

The amount of expenses paid thus far has been disclosed. See page 71.
Shares Eligible for Future Sale, page 73
23.	We note your response to prior comment 50. Please note that in order for Rule 701 to be available for offers and sales of securities to consultants or advisors pursuant to a compensatory contract, the requirements of section (c)(1) of Rule 701 must be met. It appears that Spiegel Partners, LLC has been and will continue to provide advisory services to FortuNet in connection with its IPO and other capital raising strategies. In this regard, we note Section 2. Scope of Services in

Securities and Exchange Commission November 14, 2005 Page 9
the Capital Markets Consulting Agreement filed as exhibit 10.7 providing that Spiegel shall provide strategic advisory services including “(a) Review[ing] and discuss[ing]...its business plans, models and strategies related to its IPO; (b) Assist[ing] FortuNet in evaluating business development opportunities related to its IPO; (c) Assist[ing] FortuNet in evaluating financing alternatives, including a private placement of debt or equity securities, a public offering or a strategic transaction such as a merger, acquisition or joint ventures; and (d) Assist[ing] FortuNet in its selection and engagement of a lead underwriter for the IPO, potential co-managers of the IPO and potential board members ....”

Based upon the information cited above from the Capital Markets Consulting Agreement, it appears that the services provided by Spiegel Partners, LLC were provided in connection with the offer and sale of securities in a capital-raising transaction and Spiegel Partners, LLC is not a natural person. Therefore, it appears that Rule 701 is not available for offers and sales to Spiegel Partners, LLC. Please revise this section accordingly. Discuss the exemption, if any, that will be relied upon to issue the securities to Spiegel Partners, LLC.

RESPONSE:

FortuNet will rely on Section 4(2) with respect to the issuance of the shares to Spiegel Partners, LLC and will make proper notation on the certificates representing these shares that they are “restricted securities” as defined in Rule 144. The discussion at pages 71 and 73 has been modified accordingly.
Plan of Distribution, page 74
24.	We note your response to prior comment 51, including your statements that the materials will not be materially different and that they are substantially the same as materials cleared by the staff in the past. If WR Hambrecht has made any changes to its online offering websites or procedures, please identify any changes that it has made. We note that you intend to provide us with all the OpenIPO® auction process materials, including screen shots and the text of any communications the underwriter(s) propose to use in the electronic distribution. Please understand that we will need adequate time to review these materials before acceleration of effectiveness may be requested and we may have additional comments upon review of those materials.

RESPONSE:

WR Hambrecht + Co has informed us that Mark Vilardo of the Office of the Chief Counsel has reviewed the web pages and electronic mail content for

Securities and Exchange Commission November 14, 2005 Page 10
offerings recently conducted using the OpenIPO process, and that the only changes to be made to such web pages and electronic mail content for this offering will be changes to reflect organic differences in the offerings such as the issuer’s name, logo, size of the offering, price range, size of the price range, dates relevant to the offering, etc., but that no changes will be made relating to the processes or procedures of the OpenIPO unless they are reviewed by and discussed with the Office of the Chief Counsel.

We acknowledge the Commission’s need for adequate time to review the OpenIPO auction process materials and the possibility that the Commission may have additional comments following its review of such materials, and will plan accordingly.
Reconfirmation of Bids, page 76
25.	You indicate that in the event you seek reconfirmations, bidders will have a minimum of four hours to reconfirm their bids. Please revise to indicate whether this four-hour period begins to run at the time the request for reconfirmation is transmitted or at some other time. Please also indicate whether reconfirmation notices will include the date and time of the closing of the auction.

RESPONSE:

As requested, the description of the reconfirmation process has been revised to indicate that the four-hour period begins to run at the time that the request for reconfirmation is sent. See page 78. It is possible that the date and time of the closing of the auction may not be known at time that requests for reconfirmation are sent; therefore, the reconfirmation notices may not include such date and time. If the date and time of the closing of the auction are known at the time that reconfirmation notices are sent, such date and time may be included in the reconfirmation notices.
Closing of the Auction and Pricing, page 76
26.	As previously requested, please clarify the circumstances under which the underwriter may cancel or reject a valid bid. In this regard, we note the statement on page 77 that the underwriter will not cancel or reject a valid bid after notices of acceptance have been sent. We also note the response to our prior comment 56 and the information on page 80 stating the circumstances in which the underwriter may reject certain bids.

Securities and Exchange Commission November 14, 2005 Page 11
RESPONSE:

Assuming that the offering is consummated, there are no circumstances under which the underwriter may cancel or reject bids that satisfy the “Requirements for Valid Bids” on page 80. Accordingly, the word “valid” has been removed from the reference on page 79 to the cancellation or rejection of bids, so as to clarify that no bids will be canceled or rejected after notices of acceptance have been sent. As described on page 80, bids that are deemed manipulative, disruptive, not creditworthy or from persons that could be unsuitable under applicable gaming regulations are not valid bids and may be rejected.
Combined and Consolidated Balance Sheets, page F-3
27.	We note your new disclosures on page 4 which indicates that you paid a $2.25 million dividend on November 7, 2005 to those persons who were your stockholders on September 30, 2005. As such, please provide a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) along side your September 30, 2005 balance sheet. In addition, please ensure that the pro forma per share data gives effect to the number of shares whose proceeds would be necessary to pay the dividend. Refer to SAB Topic 1 B.3 for guidance. Note that for the purposes of the SAB a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months.

RESPONSE:

A pro forma balance sheet at September 30, 2005, reflecting the $2,250,000 dividend as if it had been paid on that date has been added to the face of the balance sheets on page F-3. Using SAB Topic 1B.3 as guidance we calculated pro forma per share amounts and determined that there is no effect. The last paragraph of Note 12 on page F-19 has been modified to disclose this information.
* * * * * *

Securities and Exchange Commission November 14, 2005 Page 12
     We believe the above to be fully responsive to the comments set forth in your November 9, 2005 letter. Your prompt review and clearance of the referenced filings would be greatly appreciated. If you have any questions or need any additional information on a supplemental basis prior to formally responding, please contact the undersigned immediately at (602) 262-5712 or by facsimile at (602) 734-3911.
Very truly yours,

Thomas J. Morgan
TJM/pad/daa

cc:	Yuri Itkis
Jack Coronel
Bill Jacques
Robert Hambrecht
Timothy Harris, Esq.
Russ Andrews